December 17, 1990

Board of Directors of
Lebenthal Funds, Inc.


Gentlemen:

                  We hereby subscribe for 100,000 shares of the Common Stock, $.001 par value per share, of Lebenthal New York Tax-Free Money Market Fund, the sole portfolio of Lebenthal Funds, Inc., a Maryland corporation (the "Corporation"), at $1.00 per share for an aggregate purchase price of $100,000. Our payment in full is confirmed.

                  We hereby represent and agree that we are purchasing these shares of stock for investment purposes, for our own account and risk and not with a view to any sale, division or other distribution thereof within the meaning of the Securities Act of 1933 as amended, nor with any present intention of distributing or selling such shares. We further agree that if any of such shares are redeemed during the period that the deferred organizational expenses of the Corporation are being amortized, we will reimburse the Corporation the then unamortized organizational expenses in the same ratio as the number of shares redeemed bears to the number of such shares held at the time of redemption.

                                    Very truly yours,

                                    REICH & TANG L.P.

                                    By:      Reich & Tang, Inc.
                                             General Partner


                                    By:______________________
                                             Bernadette N. Finn
                                             Senior Vice President

Confirmed and Accepted:

LEBENTHAL FUNDS, INC.


By:___________________________

471963.1